FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. Other news 2. ICICI Securities Investors Conference held in Singapore : February 12, 2019 3. ICICI Securities Investors Conference held in Hong Kong: February 13, 2019

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedules of the ICICI Securities Investors Conference held in Singapore on February 12, 2019 and in Hong Kong on February 13, 2019. At these conferences, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com.

You are requested to take note of above and arrange to bring it to the notice of all concerned.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI Securities Investors Conference held in Singapore: February 12, 2019

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one Meeting	Government of Singapore
2.	One-on-one Meeting	Eastspring Investments
3.	One-on-one Meeting	Nomura Asset Management
4.	One-on-one Meeting	Franklin Resources
5.	Group Meeting	Kotak Mahindra UK Limited
6.	Group Meeting	Nikko Asset Management
7.	Group Meeting	Somerset Capital Management
8.	Group Meeting	T.Rowe Price
9.	Group Meeting	AIA Investment Management
10.	Group Meeting	Alliance Bernstein
11.	Group Meeting	Broadpeak
12.	Group Meeting	Dymon Asia Capital
13.	Group Meeting	Flowering Tree
14.	Group Meeting	Lion Global Investors
15.	Group Meeting	Maybank Asset Management
16.	Group Meeting	Target Asset Management
17.	Group Meeting	Tokio Marine Fund
18.	Group Meeting	Sundaram Asset Management
19.	Group Meeting	Manulife Asset Management
20.	Group Meeting	RWC Global Emerging
21.	Group Meeting	State Street Bank
22.	Group Meeting	Kiara Capital

Item 3

ICICI Securities Investors Conference held in Hong Kong: February 13, 2019

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group Meeting	Balyasny Asset Management
2.	Group Meeting	Pinpoint
3.	Group Meeting	India Capital
4.	Group Meeting	Samsung Asset Management
5.	Group Meeting	GSA Capital
6.	Group Meeting	Hamon Asset Management
7.	Group Meeting	Goldman Sachs Asset Management
8.	Group Meeting	Myriad Asset Management
9.	Group Meeting	Trikon Asset Management
10.	One-on-one Meeting	Schroders
11.	One-on-one Meeting	Wellington Management
12.	One-on-one Meeting	HSBC Asset Management
13.	One-on-one Meeting	Jardine Fleming
14.	Group Meeting	Blackrock Asset Management
15.	Group Meeting	Mirae Asset Management
16.	Group Meeting	Vontobel Asset Management
17.	Group Meeting	Indus Capital
18.	Group Meeting	Barings Asset Management
19.	Group Meeting	Dymon Asia
20.	One-on-one Meeting	Marshall Wace

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	February 18, 2019	By:	/s/ Vivek Ranjan

			Name :	Vivek Ranjan
			Title :	Chief Manager